Exhibit 99.2

August 2, 2019

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited.

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Updates regarding the buyback of upto 32,30,76,923 (Thirty Two Crores Thirty Lakhs Seventy Six Thousand Nine Hundred and Twenty Three) fully paid up Equity Shares of the Company of the face value of Rs. 2 (Rupees Two only) each at a price of Rs. 325 (Rupees Three Hundred and Twenty Five Only) per Equity Share (“Buyback”)

Further to our letter dated July 31, 2019, we are enclosing herewith copy of the Letter of Offer and Tender Form in relation to the Buyback. The Letter of Offer and Tender Form will also be available on the website of the Company at https://www.wipro.com/buy-back/.

This is for your information and records.

Thanking you,

For Wipro Limited

M Sanaulla Khan Company Secretary

ENCL: As above.